July 22, 2021

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds (the “Registrant”)

The Proxy Statement/Prospectus Filed on May 18, 2021

Securities Act File No. 333-256250

Dear Ms. Dubey:

This letter responds to supplemental comments on the above-referenced Proxy Statement/Prospectus filed on Form N-14 with respect to the proposed reorganization of the Total Return Bond Fund (“Target Fund”) into the Aberdeen Global Absolute Return Strategies Fund (“Acquiring Fund”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with me on July 19, 2021.

For your convenience, the substance of those comments has been restated below. The Registrant’s response to each comment is set out under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Proxy Statement/Prospectus.

Comment No. 1: Please submit a copy of the proxy card via EDGAR correspondence.

Response: A copy of the form of proxy card is attached as Appendix A.

Comment No. 2: In the “Important Shareholder Information - Investment Objectives, Strategies and Polices” section, please clarify that both the Acquiring Fund and the Target Fund will invest less than 25% of its total assets, as measured at the time of purchase, in securities issued by any one foreign government, its agencies, instrumentalities or political subdivisions, if true.

Response: While the Acquiring Fund does not have explicit disclosure regarding such policy, the Registrant acknowledges it is the SEC staff’s position that a foreign government is an industry for purposes of concentration policies. The Proxy Statement/Prospectus will be revised to reflect that the Acquiring Fund is subject to a policy similar to that of Target Fund.

Comment No. 3: In the “What will be the federal income tax consequences of the Reorganization?” section, please provide the estimated per share impact of any capital gains distributions resulting from portfolio repositioning sales.

Response: The Registrant has added the following sentence: “For example, if the Reorganization were completed on July 19, 2021, it is estimated that approximately $3,000,000 in capital gains, or $0.24 per share, would have resulted from portfolio repositioning sales in the Acquiring Fund following the Reorganization.”

Comment No. 4: In the introduction to the Investment Strategies chart in the Questions & Answers section, please highlight any material differences between the Target Fund’s and the Acquiring Fund’s maturity policies and credit quality policies.

Response: The Registrant has added the following disclosure to the narrative discussion that precedes the chart:

The Target Fund normally invests in investment grade bonds rated at the time of purchase “Baa3” or better by Moody’s Investors Service, Inc. (“Moody’s”) or “BBB-” or better by Standard & Poor’s Rating Service (“S&P”), or a comparable investment grade rating by a nationally recognized statistical rating organization, or unrated bonds determined by the Adviser to be of comparable quality, whereas the Acquiring Fund has no such policy. Both the Target Fund and Acquiring Fund may invest in high-yield below-investment-grade bonds (junk bonds) without limitation.

In managing the Target Fund’s investments, the Adviser seeks to construct an investment portfolio with a duration of no less than zero years in absolute terms and no more than one year above the portfolio duration of the securities comprising the Bloomberg Barclays U.S. Aggregate Bond Index. The Acquiring Fund has no such duration policy.

Comment No. 5: In the “Reasons for the Reorganization - Board Consideration of the Reorganization” section, please disclose that the Board considered and rejected the possibility of recruiting a different adviser that offers the strategy that ASII would no longer provide.

Response: The Registrant has added the following statement to the “Reasons for the Reorganization - Board Consideration of the Reorganization”:

The Board considered and rejected the possibility of recruiting a different investment adviser that offers the strategy that ASII would no longer provide, based on the information from ASII that entering into a transaction with another adviser to transition the Target Fund to a new adviser was not a feasible option due to commercial and logistical practicalities. Subsequent to May 4, 2021, when it approved the Reorganization Agreement, the Board and ASII learned that a third-party investment adviser that is not affiliated with ASII expressed an interest in assuming management of the Target Fund. At the request of the Board, ASII requested and received a proposal from the unaffiliated investment adviser to reorganize the Target Fund into a newly-created fund to be managed by that investment adviser. Based on its evaluation of the proposal, the Board concluded that the proposal was not in the best interests of the Target Fund’s shareholders.

Comment No. 6: Please add a proposal to adjourn the Meeting per Rule 14a-4 of the Securities Exchange Act of 1934.

Response: The Registrant has added the requested proposal.

Comment No. 7: In “Exhibit B - Investment Restrictions,” please highlight the difference in the Funds’ fundamental investment restriction related to borrowing.

Response: The Registrant has added the following disclosure to “Investment Restrictions” in the Questions & Answers section as well as in Exhibit B:

In addition, the Target Fund’s fundamental investment restriction with respect to borrowing is more restrictive than the Acquiring Fund. The Target Fund may not borrow for leveraging purposes and may borrow for temporary or emergency purposes in amounts not in excess of 30% of the value of the Target Fund’s total assets at the time of such borrowing. In addition, the Target Fund may not mortgage, pledge or hypothecate any assets except in connection with any bank borrowing and in amounts not in excess of the lesser of the dollar amounts borrowed or 10% of the value of the Target Fund’s total assets at the time of such borrowing. If such borrowings exceed 5% of the value of the Target Fund’s total assets, the Target Fund will not make any investments (including roll-overs).

Comment No. 8: In “Exhibit B - Investment Restrictions,” please highlight any different in the Funds’ fundamental investment restriction related to diversification.

Response: Each Fund is a diversified open-end management investment company. The Registrant has added disclosure that clarifies this in the Proxy Statement/Prospectus.

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Should you have any questions concerning the above, please call the undersigned at (202) 261-3351.

Very truly yours,

/s/ Megan Johnson

Megan Johnson

Appendix A

PROXY CARD

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. PLEASE CAST YOUR PROXY VOTE TODAY!

VOTER PROFILE:

Voter ID: 12293222	Security ID: 123456Y204
Shares to Vote: 2,122.22	Household ID: 233922232

**please call the phone number to the right for more information

VOTER CONTROL NUMBER:   1234  5678  2322

VOTE REGISTERED TO:

THOMAS NADER

AST FUND SOLUTIONS

48 WALL STREET, 22ND FLOOR

NEW YORK, NY 10005

ABERDEEN TOTAL RETURN BOND FUND

Proxy for a Special Meeting of Shareholders to Take Place on September 9, 2021

The undersigned hereby appoints _________, _________ and __________, and each of them, as proxies of the undersigned, each with the power to appoint his or her substitute, for the Special Meeting of Shareholders of the Aberdeen Total Return Bond Fund (“the Fund”), scheduled to be held virtually on September 9, 2021 at 1:00 p.m. Central Time, and for any adjournment or postponement thereof, to vote, as designated on the reverse side, all shares of the Fund held by the undersigned at the close of business on July 13, 2021. Capitalized terms used without definition have the meanings given to them in the accompanying proxy statement.

As noted, the Special Meeting will be a virtual meeting of shareholders, which will be conducted online via live webcast. To participate in the Meeting, shareholders must register in advance.  If you wish to do so, please send an email to attendameeting@astfinancial.com.  Please reference “ABERDEEN TOTAL RETURN BOND FUND” in the subject line and include in the body of the email your full name and address, your control number (located above) and your intent to attend the Meeting. This request must be received before 1 p.m. Central time on September 7, 2021.  A registration link will be sent back to you. There is no physical location for the Meeting.

The undersigned hereby revokes any prior proxy to vote at such Special Meeting, and hereby ratifies and confirms all that said attorneys and proxies, or any of them, may lawfully do by virtue thereof.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to be held on September 9, 2021. The proxy statement for this meeting is available at: https://proxyonline.com/docs/XXXXXXXXXXXXXXXXXXX.pdf.

DO YOU HAVE ANY QUESTIONS: If you have any questions about how to vote your proxy or about the Special Meeting in general, please call toll-free (888) 628-9011. Representatives are available to assist you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

PROXY CARD

ABERDEEN TOTAL RETURN BOND FUND

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME(S) APPEAR ON THIS PROXY, If joint owners, EITHER may sign this Proxy. When signing as attorney, executor, administrator, trustee, guardian, or custodian for a minor, please give your full title. When signing on behalf of a corporation or as a partner for a partnership, please give the full corporate or partnership name and your title, if any.

SIGNATURE (AND TITLE IF APPLICABLE)	DATE

SIGNATURE (IF HELD JOINTLY)	DATE

The votes entitled to be cast by the undersigned will be cast according to instructions given below with respect to the Proposals. If this Proxy Ballot is executed but no instructions is given, the undersigned acknowledges that the votes entitled to be cast by the undersigned will be cast by the proxies, or any of them, “FOR” the proposals. Additionally, the votes entitled to be cast by the undersigned will be cast at the discretion of the proxy holder on any other matter that may properly come before the Special Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF WHICH UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSALS.

TO VOTE, MARK CIRCLE IN BLUE OR BLACK INK. Example: ●

PROPOSALS:		FOR	AGAINST	ABSTAIN

1.	An Agreement and Plan of Reorganization which contemplates the reorganization of the Total Return Bond Fund (the “Target Fund”) into the Aberdeen Global Absolute Return Strategies Fund (the “Global Absolute Return Strategies Fund” or “Acquiring Fund”), a series of Aberdeen Funds, a Delaware statutory trust, and provides that the Target Fund will transfer all of its assets and liabilities to the Acquiring Fund in exchange for shares of certain classes of the Acquiring Fund, which shares will be distributed to the shareholders of the corresponding class of the Target Fund in complete liquidation and dissolution of the Target Fund.	O	O	O

2.	A Plan of Liquidation which provides for the liquidation and dissolution of the Total Return Bond Fund (the “Liquidation”). The Liquidation will only occur if the Liquidation Plan is approved by shareholders of the Target Fund and the Reorganization is not approved by shareholders of the Target Fund or is not consummated for any other reason.	O	O	O

3.	If necessary, to adjourn the Meeting to permit further solicitation of proxies in the event that a quorum exists but there are not sufficient votes at the time of the Meeting to meet the vote requirements for one or more Proposals.	O	O	O

THANK YOU FOR CASTING YOUR VOTE